2025   Balance Sheet Summary

WOLFER FINANCE CORP

ENDING ASSETS

Cash		3,805
Other current assets		97,367
Intangible assets	1,500	
Less: Accumulated amortization	(158)	1,342
Other assets		774,630
Total Assets		877,144

ENDING LIABILITIES & EQUITY

Accounts payable		154
Other current liabilities		1,109
Common stock	118,798	118,798
Additional paid-in capital		2,433,908
Unappropriated retained earnings		-1,676,825
Total Liabilities and Equity		877,144

Delaware Income Tax Summary

WOLFER FINANCE CORP

FEDERAL TAXABLE INCOME
```
Federal taxable income.................................................................    -95,981
Total additions........................................................................      1,432
```

ENTIRE NET INCOME
```
Entire net income......................................................................    -94,549
Total apportioned income...............................................................    -94,549
```

TAX AND PAYMENTS
```
Delaware taxable income................................................................    -94,549
Tax....................................................................................          0
Total payments and credits.............................................................          0
```

TAX RATES
```
Marginal tax rate......................................................................       0.0%
```

Income Tax Summary

WOLFER FINANCE CORP

INCOME

Gross receipts less returns/allowance	49,995
Cost of goods sold	3,215
Gross Profit	46,780
Total income	46,780

DEDUCTIONS

Compensation of officers	80,000
Taxes and licenses	1,432
Interest	28,065
Advertising	4,788
Other deductions	28,476
Total deductions	142,761

TAXABLE INCOME

Taxable income (line 28)	-95,981
Taxable income	-95,981

TAX COMPUTATION

Income tax	0
Total tax	0

PAYMENTS AND CREDITS

Total payments and credits	0

REFUND OR AMOUNT DUE

Overpayment	0
Tax due	0

SCHEDULE L

Beginning Assets	2,030,751
Beginning Liabilities & Equity	2,030,751
Ending Assets	877,144
Ending Liabilities & Equity	877,144

TAX RATES

Marginal tax rate	0.0%